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                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Amendment No. 2 to Form S-1 of our report dated March 19, 1996, except as to Note 16 which is as of June 6, 1996 and the pro forma equity presentation in Note 2 which is as of June 4, 1996 relating to the consolidated financial statements of American Pad & Paper Company (formerly Ampad Holding Corporation) and our report dated March 22, 1996, relating to the statements of net sales and cost of sales of Globe-Weis, which appear on page F-2 and page F-53, respectively, in such Prospectus. We also consent to the references to us under the heading "Experts" in such Prospectus.



/s/ Price Waterhouse

PRICE WATERHOUSE LLP

Dallas, Texas
June 24, 1996